AIS

02042810

July 16, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SEC MAIL PROCESSING RECEIVED JUL 22 2002 WASH. D.C. 154 SECTION

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 292/2002**
  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 5/2002 in respect of additional capital expenditures and the fund raising of the Company.
  Date: July 16, 2002

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 10, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department, 414 Shinawatra Tower I, 13/F, Phahon Yotin Road, Samsen Nai, Phaya Thai, Bangkok 10400, Thailand in the enclosed self-addressed stamped envelope.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

PROCESSED
AUG 01 2002
THOMSON FINANCIAL

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date July 16, 2002

AIS 292/2002

July 16, 2002

Subject : Notification of the Resolutions of the Board of Directors' Meeting No. 5/2002 with respect to capital expenditures and the fund raising of the Company

To: President
The Stock Exchange of Thailand

The Board of Directors' Meeting of Advanced Info Service Public Company Limited ("the Company") No. 5/2002 held on July 16, 2002, at 10.00 a.m. at the Board Room, 20th Floor, Shinawatra Tower I, Phaholyothin Rd., Samsennai, Phayathai, Bangkok 10400, resolved the matters as follows:

1. Certified the Minutes of the Board of Directors' Meeting No. 4/2002 held on May 13, 2002.

2. Approved the use of budget for additional capital expenditures and the entering into procurement contracts with suppliers for GSM network phase 11 in the amount of not exceeding USD 264.8 million to enhance the quality and service coverage area in order to support the rapid growth of the Company's subscribers.

   The Executive Committee or persons entrusted by the Executive Committee is authorized to negotiate and enter into the procurement contracts with suppliers for the best interest of the Company.

3. Approved the fund raising of the Company by issuing and offer for sale of securities and borrowing money in the amount of not exceeding Baht 15,000 million or its equivalent amount in other currencies pursuant to the following details:

   3.1 Approved the issuance and offer for sale of debentures and/or convertible debentures according to the following preliminary details;

   - *Type*
     Debentures and/or convertible debentures with the right to convert to ordinary shares of the Company, in named certificate or bearer instrument, subordinated or unsubordinated, secured or unsecured and with or without the debentureholder's representative.
   - *Total amount of debentures and/or convertible debentures*
     The total amount of the principal of debentures and/or convertible debentures to be issued when included with

     (a) the total amount of the principal of debentures issued under this item which have not yet been redeemed or repaid;

     (b) the total amount of the principal of convertible debentures issued under this item which have not yet been converted or redeemed or repaid;

(c) the total offering price of warrants issued under item 3.2 of this agenda which have not yet been exercised or cancelled; and

(d) the total outstanding loan amount borrowed under item 3.3 of this agenda which have not been repaid;

shall not exceed Baht 15,000 million or its equivalent amount in other currencies.

- *Term*

  Not less than three years from the date of issuance of the debentures and/or convertible debentures (as the case may be)

- *Allocation method*

  Domestic and/or international offering to the public and/or institutional investors and/or specific investors

- *Conversion price (in case of issuing convertible debentures)*

  Not less than 5% over the average price of the average trading price of ordinary shares of the Company in the Stock Exchange of Thailand 30 business days prior to the date of determination of the exercise price of convertible debentures

- *Exercise period (in case of issuing convertible debentures)*

  One time or several times

- *Last day for the exercise of right (in case of issuing convertible debentures)*

  Within the term of convertible debentures

- *Number of ordinary shares reserved to accommodate the conversion (in case of issuing convertible debentures)*

  The number of ordinary shares reserved to accommodate the conversion of convertible debentures when including with the number of ordinary shares reserved to accommodate the exercise of warrants issued pursuant to item 3.2 of this agenda will not exceed 220,000,000 shares

- *Adjustment of rights (in case of issuing convertible debentures)*

  Adjustment of the exercise of rights of convertible debentures (if any) shall be in accordance with the relevant rules and regulations of the Office of the Securities and Exchange Commission regarding the issuance and offer for sale of convertible debentures

- *Issuance of additional debentures*

  In the case where

  (a) the Company has redeemed or repaid the debentures and/or convertible debentures issued under this item; and/or

  (b) the holders of convertible debentures have exercised their conversion right; and/or

  (c) the Company has cancelled warrants issued under item 3.2 of this agenda; and/or

  (d) the holders of warrants issued under item 3.2 of this agenda have exercised their right to purchase shares; and/or

  (e) the Company has repaid the loan made under item 3.3 of this agenda; and/or

(g) the Company has not raised funds for the whole amount of Baht 15,000 million or its equivalent amount in other currencies;

the Company will be entitled to issue new debentures (excluding convertible debentures) and/or to borrow additional money in accordance with the features and conditions of items 3.1 and 3.3 of this agenda, respectively.

In addition, Mr. Somprasong Boonyachai or Mrs. Siripen Sitasuwan, the authorized signatories of the Company or the Board of Directors or the Executive Committee or person(s) entrusted by the Board of Directors or the Executive Committee shall have the authority to determine any condition and other details necessary for and pertinent to the issuance and offer for sale of debentures and/or convertible debentures, such as the determination of the name, number, type, total amount, offering price per unit, maturity period, interest rate, allocation method, conversion price, conversion ratio, details of offering for sale, right of early redemption, offering amount of each time, term, exercise period, expiry date of exercise period, or the reason to issue ordinary shares to accommodate the adjustment of the rights to conversion, etc., including to arrange for the registration of such debentures and/or convertible debentures in the Thai Bond Dealing Centre or any other secondary markets, and arrange for the listing of ordinary shares issued due to the conversion of convertible debentures on the Stock Exchange of Thailand (in case of issuing convertible debentures) as well as to seek approval from the relevant authorities and take any actions necessary for and pertinent to the issuance of the debentures and/or convertible debentures.

3.2 Approved the issuance and offer for sale of warrants according to the following preliminary details;

- *Type*

  Warrants to purchase ordinary shares of the Company

- *Total amount of warrants*

  The total amount of warrants to be issued when included with

  (a) the total amount of the principal of debentures issued under item 3.1 of this agenda which have not yet been redeemed or repaid;

  (b) the total amount of the principal of convertible debentures issued under item 3.1 of this agenda which have not yet been converted or redeemed or repaid;

  (c) the total offering price of warrants issued under this item of this agenda which have not yet been exercised or cancelled; and

  (d) the total outstanding loan amount of the loan agreement(s) made under item 3.3 of this agenda which have not been repaid;

  shall not exceed Baht 15,000 million or its equivalent amount in other currencies.

- *Term*

  Not exceeding 10 years from the issue date of warrants

- *Allocation method*

  Domestic and/or international offering to the public and/or institutional investors and/or specific investors

- *Exercise price*

  Not less than 5% over the average price of the average trading price of ordinary shares of the Company in the Stock Exchange of Thailand 30 business days prior to the date of determination of the exercise price of warrants

- *Exercise period*

  One time or several times

- *Expiry date of exercise*

  Not exceeding 10 years from the issue date of warrants

- *Number of ordinary shares reserved to accommodate the exercise of warrants*

  The number of ordinary shares reserved to accommodate the exercise of warrants including the number of ordinary shares reserved to accommodate the conversion of convertible debentures issued pursuant to item 3.1 of this agenda will not exceed 220,000,000 shares

- *Adjustment of rights*

  Adjustment of the exercise of rights of warrant to purchase ordinary shares (if any) shall be in accordance with the relevant rules and regulations of the Office of the Securities and Exchange Commission regarding the issuance and offer for sale of warrants to purchase ordinary shares

In addition, Mr. Somprasong Boonyachai or Mrs. Siripen Sitasuwan, the authorized signatory of the Company or the Board of Directors or the Executive Committee or person(s) entrusted by the Board of Directors or the Executive committee shall have the authority to determine any condition and other details necessary for and pertinent to the issuance and offer for sale of warrants to purchase ordinary shares, such as the determination of the name of warrants, total amount, offering price per unit, allocation method, term of warrants, exercise price, exercise ratio, exercise period, secondary market for warrants, conditions for the exercise of warrants, adjustment of rights of warrants as well as the authority to seek approval from the relevant authorities including arranging for the listing of such warrants on the Stock Exchange of Thailand, and taking any action necessary for and pertinent to the issuance of warrants to purchase ordinary shares at this time.

3.3 Approved the borrowing money of the Company by entering into loan agreements, issuing financial instrument(s) or borrowing money in other forms, provided that the total amount of the loan to be made under this item when included with

(a) the total amount of the principal of debentures issued under item 3.1 of this agenda which have not yet been redeemed or repaid;

(b) the total amount of the principal of convertible debentures issued under item 3.1 of this agenda which have not yet been converted or redeemed or repaid;

(c) the total offering price of warrants issued under item 3.2 of this agenda which have not yet been exercised or cancelled; and

(d) the total outstanding loan amount borrowed under this item which have not been repaid;

shall not exceed Baht 15,000 million or its equivalent amount in other currencies.

In case where

(a) the Company has redeemed or repaid the debentures and/or convertible debentures issued under item 3.1 of this agenda; and/or

(b) the holders of convertible debentures issued under item 3.1 of this agenda have exercised their conversion right; and/or

(c) the Company has cancelled warrants issued under item 3.2 of this agenda; and/or

(d) the holders of warrants issued under item 3.2 of this agenda have exercised their right to purchase shares; and/or

(e) the Company has repaid the loan borrowed under this agenda; and/or

(g) the Company has not raised fund for the whole amount of Baht 15,000 million or its equivalent amount in other currencies;

the Company will be entitled to issue new debentures (excluding convertible debentures) and/or to borrow additional money in accordance with the features and conditions of items 3.1 and 3.3 of this agenda, respectively.

In addition, Mr. Somprasong Boonyachai or Mrs. Siripen Sitasuwan, the authorized signatories of the Company or the Board of Directors or the Executive Committee or person(s) entrusted by the Board of Directors or the Executive Committee shall have the authority to determine any condition and other details necessary for and pertinent to the borrowing of money of the Company, negotiate and agree with respect to any conditions and other details relating to the borrowing of money of the Company including the authority to take any actions necessary for and pertinent to the borrowing of money of the Company.

4. Approved the allocation of newly-issued shares to accommodate the conversion of convertible debentures and the exercise of warrants.

In connection with the issuance of convertible debentures and warrants to purchase ordinary shares of the Company as approved in items 3.1 and 3.2 of this agenda, the Company will have to allocate ordinary shares to accommodate the conversion of convertible debentures and the exercise of such warrants. Since the Company has 2,051,000,000 authorized but unissued shares, the Board of Directors' meeting thus approved the allocation of 220,000,000 shares from such number of authorized but unissued shares to accommodate the conversion of convertible debentures and the exercise of warrants. Following such allocation, the Company will have 1,831,000,000 authorized but unissued shares remaining.

In this regard, Mr. Somprasong Boonyachai or Mrs. Siripen Sitasuwan, the authorized signatories of the Company or the Board of Directors or the Executive Committee or person(s) entrusted by the Board of Directors or Executive Committee shall have the authority to determine any condition and other details necessary for and pertinent to the allocation of 220,000,000 ordinary shares to accommodate the conversion of convertible debentures and the exercise of such warrants as well as to seek approval form the relevant authorities including the arrangement of the listing of such ordinary shares on the Stock Exchange of Thailand and to take any actions necessary for and pertinent to such ordinary shares.

5. Approved the increase of Digital Phone Co., Ltd.'s capital by Baht 3,000 million to expand the network of GSM 1800 mobile phone.

6. Approved the appointment of Miss Yingluck Shinawatra to be a member of the Executive Committee in replacement of Mr. Arak Chonlatanon.

The date of the Extraordinary General Meeting of Shareholders for consideration and approval of the relevant agenda will be notified accordingly.